[LETTERHEAD OF ON DEMAND HEAVY DUTY CORP.]

FAX COMMUNICTION

SUBJECT: UNITED STATES SECURITY AND EXCHANGE COMMITION REGISTRATION STATEMENT
         COMMENTS FILE No. 333-159693

ATTENTION NORMAN GHOLSON

PAGES: 23 (TWENTY-THREE)

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Norman Gholson, Attorney-Advisor
Organization: SEC Division of Corporation Finance
Telecopier Number: (703) 813-6982

FROM:

Name: Cody Love
Organization: On Demand Heavy Duty Corp.
Telecopier Number: (403) 775-0528

NOTE

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1) In accordance with the staff's request, the Registration Statement has been revised to include disclosure that the selling shareholders and any broker/dealers who act in connection with the sale of the shares will be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on any resale of the shares as a principal might be deemed to be underwriting discounts and commissions under the Securities Act. The cover sheet and the Plan of Distribution have been amended accordingly.

2) In accordance with the staff's request, we advise that we shall monitor our requirement to update our financial statements and auditor's consent.

3) Statements have been revised on page 5 of the Form S-1

4) Information has been corrected on Page 6 of the Form S-1

5) Information has been corrected on Page 6 of the Form S-1

6) Statements have been revised and disclosure statements have been added to disclose how much money is required and the uncertainty of the Company's ability to raise the money.

7) The disclosure statement has been revised and expanded to indicate Mr. Loves lack of financial accounting and management may result in a material misstatement of the Company's financial statements.

8) The disclosure statements have been expanded to indicate lack of accounting personnel may result in material misstatements of the Company's financial statements.

9) Mr. Love has a common law partner who has a university training in financial accounting. She has agreed to help with the book keeping and implementation of internal controls until a full time book keeper is required. In addition the statement "Mr. Love has been reviewing the financial statements that have been reviewed by our auditors" has been removed as this was more in reference to his partner.

10) Disclosure was added to show the loan made by Cody Love to the company and a statement was added to disclose that no off-balance sheet arrangements are in place pursuant to Item 303(a)(4) of Regulation S-K

11) Mr. Love spent approximately three years working in the oil sands in the Canadian province of Alberta. He has witnessed firsthand the need for remote mechanical services for smaller exploration and drilling companies. The actual number of "small scale" companies operating in Alberta can be found by searching through the local phone book for the cities of Edmonton, Calgary, Red Deer and Grande Prairie. However there is no way to source the need for mechanical staff. This comment has been removed as a result. The new statement reads:

"In addition there are many small scale oil and gas production and exploration throughout the province. All of these companies have machinery in remote locations."

12) The eight producers referenced in the Registration Statement are as follows:
BP, Shell, Suncore, Syncrude, Conoco Philips, Chevron, Petro-Canada, Tailsman Energy.
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13) (Referring to world oil resources being between 200-300 million tonnes) This statement has been sourced in the Form S-1.

"The 'estimated ultimate recovery' (EUR) of conventional crude oil was about 287 billion tonnes at the end of 2005. This amount is higher than the amount of 281 billion tonnes given in the 2005 energy study" (BGR, 2006).
(http://www.tsl.uu.se/uhdsg/Data/BGR2006.pdf)

(Referring to world natural gas resources being between 500 and 550 million cubic meters) This statement has been sourced in the Form S-1.

"The global estimated ultimate recovery (EUR) of conventional natural gas is about 476 trillion m(3)" (BGR, 2006)
(http://www.tsl.uu.se/uhdsg/Data/BGR2006.pdf)

(Referring to the statement about Alberta's oil sands reserves) This statement has been sourced in the Form S-1.

"The oil sands are reported to contain 1.7 trillion barrels of bitumen in place with over 173 billion barrels that can be produced under current economics and commercial technologies." (Government of Alberta, 2009)
(http://www.albertacanada.com/industries/962.html)

14) Please be advised that we have revised the Registration Statement and deleted reference to Mr. Love's "strong network in the oil and gas industry in Alberta".

15) Revenue statements have been amended and disclosure statements added to show no revenue has been earned to date, we currently have no customers and there is uncertainty as to the Company's ability to generate revenue in the future.

The hiring of employees is discussed in the business plan (see page 20 of Registration Statement). In addition Mr. Love is a journeyman mechanic who is willing to work on his own until the company has the ability to hire additional employees.

16) Discrepancies have been removed from the Form S-1.

17) The statement "We do not expect to purchase or sell plant or significant equipment" has been removed and more detail has been added to describe the nature of costs.

18) Mr. Love has gone into a Maclin Ford, located at 135 Glendeer Circle, Calgary Alberta to discuss pricing options for leasing two F550 truck. In addition, Mr. Love has a longstanding relationship with the sales staff at Snap-on Tools located at 7407 48 Street SE Calgary, AB.

19) Statement has been corrected on Page 20 of the Form S-1.

20) Statements have been revised to disclose the purchase of shares by the President and Sole Director Mr. Cody Love.
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21) I am keeping the statement about the revenues being in Canadian Dollars because for our first year they should be. In the future, however, we have plans to expand to the US and else ware. There are many reasons we feel it is best to use the US dollar as our functional currency.

     a)   This was the suggestion of our auditor and accountant

     b)   Our investors are purchasing and selling shares in US dollars

     c)   Any future financings will be in US dollars

     d)   We plan to expand outside of Canada in the future

22) Statements have been removed discussing the accounting rules mentioned in the SEC Comments.

23) Revisions have been made to disclose the party who made the loan for $528 to the Company.